Get Real USA, Inc.

38276 Pine Creek Place

Murrieta, CA, 92562

Phone: (760) 215-9769

Madeleine Mateo

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Get Real USA, Inc.

Regulation A Offering Statement on Form 1-A

Filed February 24, 2023

File No. 024-12165

March 24, 2023

Dear Ms. Mateo,

This letter sets forth the request of Get Real USA, Inc., (“GTRL” or the “Company”) for Qualification of its Regulation A Offering on Form 1-A.

Kindly be advised that Get Real USA, Inc. (the “Company”) requests that its Regulation A Offering on Form 1-A be qualified on Friday, March 17, 2023, at 12pm Eastern Time, or as soon as practical thereafter. The Company has received correspondence that the State of Colorado is prepared to qualify our offering.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (760) 215-9769 or William Barnett, Esq. at (442) 274-7571. Thank you for your attention to this matter.

Get Real USA, Inc.

/s/ Aslo Taylor
Name: Aslo Taylor
Title: Chief Executive Officer, Director